[redacted]

10028507

BB 3/6

UNITEDSTATES
RITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66968

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: N.E. Private Client Advisors, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

790 North Main Street
(No. and Street)

Providence	RI	02904
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sergio DeCurtis — (401) 274-5001 X330
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Muto, Vollucci & Co., Ltd.
(Name – *if individual, state last, first, middle name*)

51 Jefferson Boulevard, Suite 400,	Warwick	RI	02888
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail
Mail Processing
Section
MAR 01 2010
Washington, DC
106

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BB 3/11

OATH OR AFFIRMATION

I, Sergio DeCurtis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of N.E. Private Client Advisors, Ltd., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public MCE: 12/27/2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- * ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- * ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the * Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

***Exempt under Rule 15c-3-3(k)1**

N.E. Private Client Advisors, Ltd.

Financial Statements

For the Year Ended
December 31, 2009

Table of Contents

Muto, Vollucci & Co., Ltd.
Certified Public Accountants

51 Jefferson Blvd.
Suite 400
Warwick, RI
02888

401/461-9400
Fax:
401/461-1270

•

P.O. Box 3116
Newport, RI
02840

401/846-1800
Fax:
401/846-0994

e-mail:
mvollucci@mutovollucci.com
mmuto@mutovollucci.com

Independent Auditors' Report

Sergio DeCurtis, President
N.E. Private Client Advisors, Ltd.
790 North Main Street
Providence, RI 02904

We have audited the accompanying balance sheet of N.E. Private Client Advisors, Ltd., an S corporation, as of December 31, 2009 and the related statements of income, changes in retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of N.E. Private Client Advisors, Ltd. at December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Muto, Vollucci & Co., Ltd.

MUTO, VOLLUCCI & CO., LTD.

February 25, 2010

N.E. Private Client Advisors, Ltd.
Balance Sheet
December 31, 2009

Assets

	ALLOWABLE	NON-ALLOWABLE	TOTAL
Current assets:			
Cash and cash equivalents (Note 2)	$492,611	$ --	$492,611
12b-1 fees receivable	--	89,804	89,804
Commissions receivable	15,674	--	15,674
Federal tax withheld	--	10	10
Total current assets	508,285	89,814	598,099
Total assets	$508,285	$ 89,814	$598,099

Liabilities and Stockholder's Equity

	ALLOWABLE	NON-ALLOWABLE	TOTAL
Current liabilities:			
Accrued expenses (Note 4)	$ 23,040	$ --	$ 23,040
Employee withholdings	2,654	--	2,654
Total current liabilities	25,694	--	25,694
Stockholder's equity:			
Common stock, 1¢ par value, 8,000 shares authorized, 100 shares issued and outstanding	1	--	1
Additional paid-in-capital	99,999	--	99,999
Retained earnings	382,591	89,814	472,405
Total stockholder's equity	482,591	89,814	572,405
Total liabilities and stockholder's equity	$508,285	$ 89,814	$598,099

See independent auditors' report
and accompanying notes.

N.E. Private Client Advisors, Ltd.
Statement of Income
For the Year Ended December 31, 2009

Revenues:	
Securities commissions	$ 81,728
12b-1 commissions	557,535
Dividend income	12
Interest income	2,809
Total revenue	642,084
Expenses:	
Insurances	350
Office expenses (Note 4)	1,865
Officer compensation	72,013
Payroll	163,273
Payroll taxes	21,407
Pension expense (Note 5)	19,482
Professional fees	5,700
Regulatory fees	2,877
Rent (Note 4)	14,400
Telephone (Note 4)	1,440
Total expenses	302,807
Net income	$339,277

See independent auditors' report
and accompanying notes.

N.E. Private Client Advisors, Ltd.
Statement of Changes in Retained Earnings
For the Year Ended December 31, 2009

Retained earnings, beginning of the year	$283,128
Net income	339,277
Less: stockholder distributions	150,000
Retained earnings, end of the year	$472,405

See independent auditors' report
and accompanying notes.

N.E. Private Client Advisors, Ltd.
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash flows from operating activities:	
Net income	$339,277
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase (decrease) in cash from changes in assets and liabilities:	
12b-1 fees receivable	(53,667)
Commissions receivable	(9,899)
Accrued expenses	(778)
Employee withholdings	(868)
Total adjustments	(65,212)
Net cash provided by operating activities	274,065
Net cash used in financing activities:	
Stockholder distributions	(150,000)
Increase in cash and cash equivalents	124,065
Cash and cash equivalents, beginning of the year	368,546
Cash and cash equivalents, end of the year	$492,611

See independent auditors' report
and accompanying notes.

1. Business Activity

Operated as a corporation organized as of August 20, 2004 in the State of Rhode Island, the registered broker and dealer in securities limits its operations as described in SEC Rule 15c3-1(a)(2)(vi) (Subscriptions to mutual funds Firm ID No. 136058) along with placement of variable annuities and variable life insurance policies. The Company is a member of the Financial Industry Regulatory Authority (FINRA), formerly the National Association of Securities Dealers (NASD). The majority of activity arises from New England.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of N.E. Private Client Advisors, Ltd. is presented to assist in understanding the Company's financial statements. The financial statements and their notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Handling Customers' Funds

Customers' checks are made payable directly to the mutual funds ordered by the customer. The checks are promptly submitted to the mutual fund firms, and do not enter the accounts of the Company. The same procedure is followed with placements of variable annuities and variable life insurance policies to insurance companies. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Cash and Cash Equivalents

The Company considers its money market fund accounts to be cash equivalents. The money market fund's 30 day yield was 1.93% at December 31, 2009.

Amounts Receivable

Both commissions and fees receivable are recorded at the amount the Company expects to collect on balances outstanding at December 31, 2009. Management provides for an allowance based on its assessment of the current status of individual accounts, historical performance and projections of trends. There was no allowance for doubtful collections at December 31, 2009. Balances that are still outstanding after management has used reasonable collection efforts will be written off through a charge to the allowance account and a credit to accounts receivable.

Revenue Recognition

Commission income from securities transactions and investment longevity fees (12b-1) are recorded on a trade date basis, or when earned.

Income Taxes

Under the provisions of Subchapter S of the Internal Revenue Code (Sec. 1363), the Company does not pay federal and state corporate income taxes. Instead, each shareholder of an S corporation separately accounts for his pro rata share of corporate items of income, deduction, loss, and credit in his tax year in which the Company's tax year ends (Code Sec. 1366).

See independent auditors' report.

2. Summary of Significant Accounting Policies (continued)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital, Possession or Control, and Reserve Requirements

As a registered broker and dealer in securities, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital of $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At December 31, 2009, the Company had a net capital of $482,591, which was $477,591 in excess of its required net capital of $5,000. At December 31, 2009, the Company's ratio of aggregate indebtedness to net capital was 0.053 to 1.

The Company is exempt from Possession or Control Requirements and Reserve Requirements under 15c3-3(k)(1).

4. Related Party Transaction

The Company rents its shared office space from an affiliate on a month-to-month basis and shares other expenses. During 2009, the Company incurred shared expenses of $14,400 in rent, $1,440 in telephone expense, and $1,200 in office expenses, and $17,040 remains unpaid in accrued expenses. During 2009, the Company paid the affiliate $13,680.

5. Pension Plan

Effective January 1, 2008, the Company instituted a 401(k) Profit Sharing Safe Harbor Pension Plan. The Company contributes 3% of gross wages for all eligible participants. Under this plan employees may also elect wage deferrals. Employees must be 21 years old, complete one year of service and have worked 1,000 hours in a year to be eligible to participate.

For 2009, the Company made a contribution of $19,482.

6. Commitment and Contingency

The Company maintains cash balances at a financial institution where certain accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 at December 31, 2009. The Company's checking account may, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts, and monitors the credit-worthiness of the financial institutions with which it conducts business. The Company believes it is not exposed to any significant credit risk on its cash.

7. Accounting for Uncertainty in Income Taxes

Effective as of January 1, 2009, the Company has adopted FASB Interpretation No. 48 (Interpretation 48), *Accounting for Uncertainty in Income Taxes*, which has been codified into FASB ASC 740. The interpretation requires the Company to internally monitor its tax positions to determine whether any are uncertain. The Company takes a tax position if it is determined that the position will "more-likely-than-not" be sustained upon examination by a taxing authority. The Company is a "pass-through entity" and, as such, all potential federal and state income tax liabilities, as a result of future potential examinations, will flow through to its shareholder. The 2006, 2007, 2008 and 2009 tax returns remain subject to examination by major tax jurisdictions. There has been no effect on retained earnings as a result of the adoption of this interpretation.

8. Subsequent Events

The Company has evaluated subsequent events through February 25, 2010, which is the date the financial statements were available to be issued.

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

Muto, Vollucci & Co., Ltd.
Certified Public Accountants

51 Jefferson Blvd.
Suite 400
Warwick, RI
02888

401/461-9400
Fax:
401/461-1270

•

P.O. Box 3116
Newport, RI
02840

401/846-1800
Fax:
401/846-0994

e-mail:
mvollucci@mutovollucci.com
mmuto@mutovollucci.com

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

Sergio DeCurtis, President
N.E. Private Client Advisors, Ltd.
790 North Main Street
Providence, RI 02904

We have audited the accompanying financial statements of N.E. Private Client Advisors, Ltd. as of and for the year ended December 31, 2009, and have issued our report thereon dated February 25, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying (additional information) computations of net capital, basic net capital requirement and aggregate indebtedness of N.E. Private Client Advisors, Ltd. as of December 31, 2009 included in the accompanying prescribed form is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Muto, Vollucci & Co., Ltd.

MUTO, VOLLUCCI & CO., LTD.

February 25, 2010

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		572,405 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		572,405 [3500]
4.	Add:		
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**		[3520]
	B. **Other (deductions) or allowable credits (List)**		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	[3525]
5.	Total capital and allowable subordinated liabilities		572,405 [3530]
6.	Deductions and/or charges:		
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**	89,814 [3540]	
	B. **Secured demand note deficiency**	[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**	[3600]	
	D. **Other deductions and/or charges**	[3610]	-89,814 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	[3630]
8.	Net capital before haircuts on securities positions		482,591 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. **Contractual securities commitments**	[3660]	
	B. **Subordinated securities borrowings**	[3670]	
	C. **Trading and investment**		

Note: Differences exist between the above computations and the computations included in the Company's corresponding unaudited FOCUS report on Form X-17A-5, Part IIA filing at December 31, 2009. The differences are reconciled on Page 13.

securities:

1. **Exempted securities** ______ [3735]

2. **Debt securities** ______ [3733]

3. **Options** ______ [3730]

4. **Other securities** ______ [3734]

D. **Undue Concentration** ______ [3650]

E. **Other (List)**

[3736A]	[3736B]	
[3736C]	[3736D]	
[3736E]	[3736F]	
	[3736]	482,591 [3740]

10. Net Capital ______ [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	1,714 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14.	Excess net capital (line 10 less 13)	477,591 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	480,022 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition — 25,694 [3790]

17. Add:

A. **Drafts for immediate credit** ______ [3800]

B. **Market value of securities borrowed for which no equivalent value is paid or credited** ______ [3810]

C. **Other unrecorded amounts (List)**

Note: Differences exist between the above computations and the computations included in the Company's corresponding unaudited FOCUS report on Form X-17A-5, Part IIA filing at December 31, 2009. The differences are reconciled on Page 13.

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	[3820]	[3830]

19.	Total aggregate indebtedness	25,694 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)	% 5.3 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% [3860]

Note: Differences exist between the above computations and the computations included in the Company's corresponding unaudited FOCUS report on Form X-17A-5, Part IIA filing at December 31, 2009. The differences are reconciled on Page 13.

N.E. Private Client Advisors, Ltd.
Additional Information

Reconciliations of Differences Between Computation of Net Capital on Page 10 and the Focus Report

Line 1 Total Ownership Equity from Statement of Financial Condition

Amount from Q4 2009 Focus	$519,506
Auditors' amounts receivable adjustment	53,587
Miscellaneous	(688)
	$572,405

Line 6A Total Nonallowable Assets from Statement of Financial Condition

Amount from Q4 2009 Focus	$ 37,652
Auditors' adjustment of commissions and 12b1 accounts receivables	53,587
Miscellaneous	(1,425)
	$ 89,814

Reconciliation of Differences Between Computation of Aggregate Indebtedness on Page 11 and Focus Report

Line 16 Total Aggregate Indebtedness Liabilities from Statement of Financial Condition

Amount from Q4 2009 Focus	$ 26,694
Miscellaneous	(1,000)
	$ 25,694

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Muto, Vollucci & Co., Ltd.
Certified Public Accountants

51 Jefferson Blvd.
Suite 400
Warwick, RI
02888

401/461-9400
Fax:
401/461-1270

•

P.O. Box 3116
Newport, RI
02840

401/846-1800
Fax:
401/846-0994

e-mail:
mvollucci@mutovollucci.com
mmuto@mutovollucci.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Sergio DeCurtis, President
N.E. Private Client Advisors, Ltd.
790 North Main Street
Providence, RI 02904

In planning and performing our audit of the financial statements of N.E. Private Client Advisors, Ltd. as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Muto, Vollucci & Co., Ltd.

MUTO, VOLLUCCI & CO., LTD.

February 25, 2010

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Muto, Vollucci & Co., Ltd.
Certified Public Accountants

51 Jefferson Blvd.
Suite 400
Warwick, RI
02888

401/461-9400
Fax:
401/461-1270

•

P.O. Box 3116
Newport, RI
02840

401/846-1800
Fax:
401/846-0994

e-mail:
mvollucci@mutovollucci.com
mmuto@mutovollucci.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Sergio DeCurtis, President
N.E. Private Client Advisors, Ltd.
790 North Main Street
Providence, RI 02904

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed in the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the nine months ended December 31, 2009, which were agreed to by N.E. Private Client Advisors, Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating N.E. Private Client Advisors, Ltd.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). N.E. Private Client Advisors, Ltd.'s management is responsible for the N.E. Private Client Advisors, Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries as evidenced by the bank statement cleared check copy noting no differences;
2. Compared the amounts reported on the Forms X-17A-5 for the nine months ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the nine months ended December 31, 2009, noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers produced from accounting records noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Muto, Vollucci & Co., Ltd.

MUTO, VOLLUCCI & CO., LTD.

February 25, 2010